SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A6 (Amendment No. 6)
Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

020910105

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.pA.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 12,408,621
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 12,408,621
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,408,621
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended with the Securities and Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 11,177,852
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 11,177,852
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,177,852
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended with the Securities and Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein and 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,506,273
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 13,506,273
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,506,273
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended with the Securities and Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Claudio Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 12,780,888
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 12,780,888
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780,888
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended with the Securities and Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

Item 1  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 5 by Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma Tau”), Defiante Farmaceutica, L.d.a., a Portuguese corporation (Defiante), Paolo Cavazza, an Italian citizen, and Claudio Cavazza, an Italian citizen (together with Paolo Cavazza, Defiante and Sigma Tau, the “Reporting Parties”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005 and Amendment No. 5 filed with the SEC on June 24, 2005 (the “Schedule 13D”) with respect to the Common Stock, $0.01 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland 20814.

Item 3  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant (“Warrant A”) to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant (“Warrant B” and, collectively with Warrant A, the “2003 Warrants”) to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below). The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the “Next Private Placement”) or (b) December 11, 2003, and ending on December 11, 2004. The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement. As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004. The Warrant B was then exercisable for 600,000 shares of Common Stock.

The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.

On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the “2004 Common Stock Transaction”). Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the “2004 Warrant”) to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement. Sigma Tau used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the “2005 Warrants”) to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the “2005 Purchase Agreements”) between Issuer and each of Defiante, Inverlochy Consultodoria & Servicos (“Inverlochy”) and Chaumiere Consultadoria & Servicos S.A. (“Chaumiere” and, together with Inverlochy and Defiante, the “Purchasers”), Defiante purchased 307,692 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement. The Purchasers used working capital to purchase their shares. The 2005 Purchase Agreements provide that the Purchasers may not dispose of the shares for a five-year period (the “Holding Period”), that the Issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Holding Period, and that the Issuer shall have the right to repurchase the shares within 30 days of the expiration of the Holding Period at a price of $5.00 per share, provided that the Issuer may only repurchase an amount of shares that would leave the Purchasers, when combined with all of their affiliates, with no less than 30.1% of the Issuer’s shares of Common Stock.

On August 1, 2005, pursuant to a Stock Purchase Agreement dated August 1, 2005 between Allan L. Goldstein and Chaumiere, Chaumiere purchased 110,000 shares of the Issuer’s Common Stock from the Seller at a purchase price of $3.20 per share.

On March 16, 2006, pursuant to Securities Purchase Agreements dated as of March 6, 2006 (the “2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share in a registered direct offering. The Purchasers used working capital to purchase these shares. In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,147 shares of Common Stock, (ii) to Inverlochy to purchase 22,601 shares of Common Stock and (iii) to Chaumiere to purchase 22,601 shares, in each case exercisable at a price of $4.06 per share, in whole or in part, at any time and from time to time from September 16, 2006 through March 16, 2011.

Item 4  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Sigma Tau is the beneficial owner of 12,408,621 shares of Common Stock representing 30.4% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, with the Securities Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

Defiante is the beneficial owner of 11,177,852 shares of Common Stock representing 27.6% (based on 40,246,765 shares of Common Stock outstanding on April 30, 2004, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, with the Securities Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, and 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants).

Paolo Cavazza is the beneficial owner of 13,506,273 shares of Common Stock representing 33.1% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, with the Securities Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

Claudio Cavazza is the beneficial owner of 12,780,888 shares of Common Stock representing 31.4% (based on 40,246,765 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, with the Securities Exchange Commission on March 6, 2006, after giving effect to the offering of shares of Common Stock described therein, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

(b)  The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 12,408,621. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The num-

ber of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 12,408,621.

The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 11,177,852. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 11,177,852.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 13,506,273. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 13,506,273.

The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 12,780,888. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 12,780,888.

(c)  On March 16, 2006, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share. In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,147 shares of Common Stock, (ii) to Inverlochy to purchase 22,601 shares of Common Stock and (iii) to Chaumiere to purchase 22,601 shares, in each case exercisable at a price of $4.06 per share, subject to anti-dilution adjustment, in whole or in part, at any time and from time to time from September 16, 2006 through March 16, 2011.

(d)  N/A.

(e)  N/A

Item 7  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

1. Form of Securities Purchase Agreement dated as of March 6, 2006.1

1  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

2. Form of Warrant.2

3. Power of Attorney (Sigma Tau).3

4. Power of Attorney (Defiante).4

5. Power of Attorney (Claudio Cavazza).5

6. Power of Attorney (Paolo Cavazza).6

2  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

3  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

4  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

5  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

6  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date: March 16, 2006

SIGMA-TAU FINANZIARIA S.P.A.

By:   /s/  Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Director authorized

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date: March 16, 2006

DEFIANTE FARMACEUTICA L.D.A.

By:   /s/  Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

Date: March 16, 2006

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: March 16, 2006

PAOLO CAVAZZA

By:   /s/  Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Date: March 16, 2006

CLAUDIO CAVAZZA

By:   /s/  Maurizio Terenzi
       Name: Maurizio Terenzi
       Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1. Form of Securities Purchase Agreement dated as of March 6, 2006.7

2. Form of Warrant.8

3. Power of Attorney (Sigma Tau).9

3. Power of Attorney (Defiante).10

4. Power of Attorney (Claudio Cavazza).11

5. Power of Attorney (Paolo Cavazza).12

7  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

8  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

9  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

10  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

11  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

12  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.